Exhibit 99.4

GW Pharmaceuticals plc Reports Fiscal Third Quarter 2018 Financial Results and Operational Progress

- Epidiolex® (cannabidiol) oral solution approved by FDA and on track to be launched in Fall –

- Conference call today at 4:30 p.m. EST -

London, UK, Carlsbad, CA, 7 August 2018: GW Pharmaceuticals plc (NASDAQ: GWPH, GW, the Company or the Group), the world leader in the development and commercialization of cannabinoid prescription medicines, announces financial results for the third quarter ended 30 June 2018.

“The recent FDA approval of Epidiolex represents a major medical advance for patients with Lennox-Gastaut Syndrome and Dravet syndrome. We anticipate rescheduling to be completed within 90 days of FDA approval and for product launch to take place in the Fall”, stated Justin Gover, GW’s Chief Executive Officer. “In preparation for launch, we have now completed the hiring of our US sales organization and are engaged with patient organizations, physicians and managed care organizations/payors. This approval has been a transformative event for GW, not only opening a new chapter as a commercial-stage company, but also validating and reinforcing our world leadership in cannabinoid science, and the potential of our product pipeline.”

OPERATIONAL HIGHLIGHTS

•	Epidiolex (cannabidiol)
o	Regulatory:
▪	FDA approval for the treatment of seizures associated with LGS or Dravet syndrome
▪	Epidiolex rescheduling expected within 90 days of FDA approval
▪	European submission under review by the EMA with decision expected in Q1 2019
▪	FDA issuance of a priority review voucher (PRV) for Epidiolex.
o	Manufacturing
▪	Commercial product being manufactured and prepared for shipping to the U.S.
▪	Continued investment in expanded facilities to meet anticipated long-term demand
o	Commercial:
▪	U.S. sales organization fully recruited comprising two national directors, eight regional managers plus 66 Neurology Account Managers
▪	Active engagement with U.S. payors ongoing with clinical presentations to plans that cover over 80% of covered lives in the U.S.
▪	U.S. supply chain platform in place which will employ a closed model distribution network of five Specialty Pharmacy Providers (SPP’s)
▪	Commercial footprint in place in 5 major European markets in readiness for 2019 European launches

o	Epilepsy Clinical trials
▪	Three Phase 3 clinical trials published - two in The New England Journal of Medicine and one in The Lancet
▪	Phase 3 trial in Tuberous Sclerosis Complex ongoing with data expected H1 2019
o	Autism
▪	Decision to expand target indications for Epidiolex beyond epilepsy to autism. IND expected to be submitted for pivotal Rett Syndrome study in Q4 18.
o	Expanded access program and open label extension:
▪	Over 2,000 patients now have been exposed to Epidiolex treatment
o	Life-cycle management
▪	Several new formulations of CBD in development including modified oral solution, capsule and an intravenous formulation
o	Exclusivity
▪	7-year orphan exclusivity confirmed by FDA, 6-month pediatric extension expected
▪	Key favorable patent grants by USPTO related to the use of CBD in epilepsy, including claims for the treatment of relevant seizure types associated with LGS and Dravet syndrome, as well as the use of CBD with clobazam
•	Patents align directly with new Epidiolex FDA label and to be listed in Orange Book
•	Patent expiry dates to [2035]
▪	Additional patent applications under review and being filed as new data is generated
•	Pipeline progress
o	Sativex® (nabiximols)
▪	US development and commercialization rights wholly owned by GW
▪	Initial U.S. target indication: Multiple Sclerosis spasticity. Three positive Phase 3 trials completed in Europe
▪	Plans to meet with FDA in H2 18 to determine MS spasticity regulatory pathway in the U.S.
▪	Over 20 placebo-controlled trials already completed in other indications, representing significant US lifecycle management opportunities
o	CBDV
▪	10-patient investigator-initiated expanded access program for seizures associated with autism underway
▪	Investigator-led 100 patient placebo-controlled trial in autism spectrum disorder due to commence in Q3 18
▪	Open label study in Rett syndrome and seizures due to commence Q3 18
o	CBD:THC in Glioblastoma
▪	Recent data presented from the Phase 2 study showed significant increase in median survival for patients taking CBD:THC of 662 days compared to 369 days on placebo
▪	Pivotal clinical development program plans under development
▪	Orphan Drug Designation from both FDA and EMA for CBD:THC to treat glioblastoma
o	Neonatal Hypoxic-Ischemic Encephalopathy (NHIE) intravenous CBD program
▪	Phase 1 trial complete
▪	Orphan Drug and Fast Track Designations granted from FDA and EMA
▪	Phase 2 trial in planning

FINANCIAL HIGHLIGHTS

•	Cash and cash equivalents at 30 June 2018 of £334.0 million ($440.2 million) compared to £241.2 million as at 30 September 2017

•	Revenue for the nine months ended 30 June 2018 of £10.7 million ($14.2 million) compared to £6.1 million for the nine months ended 30 June 2017

•	Loss for the nine months ended 30 June 2018 of £136.7 million ($180.2 million) compared to £90.3 million for the nine months ended 30 June 2017

Solely for the convenience of the reader, the above balances have been translated into U.S. dollars at the rate on 30 June 2018 of $1.31792 to £1. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as at that or any other date.

Conference Call and Webcast Information

GW Pharmaceuticals will host a conference call and webcast to discuss the third quarter 2018 financial results today at 4:30 pm EST. To participate in the conference call, please dial 877-407-8133 (toll free from the U.S. and Canada) or 201-689-8040 (international). Investors may also access a live audio webcast of the call via the investor relations section of the Company’s website at http://www.gwpharm.com. A replay of the call will also be available through the GW website shortly after the call and will remain available for 90 days. Replay Numbers: (toll free):1-877-481-4010 or 919-882-2331 (international). For both dial-in numbers please use conference Replay ID: 35897.

About GW Pharmaceuticals plc and Greenwich Biosciences, Inc.

Founded in 1998, GW is the world leader in the development and commercialization of cannabinoid prescription medicines. The Company’s lead product, EPIDIOLEX® (cannabidiol) oral solution, received U.S. FDA approval in June 2018 and is under review by European regulators. Previously, GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex® (nabiximols) in Europe and is now advancing plans to develop this medicine in the US. The Company has a deep pipeline of additional cannabinoid product candidates which includes compounds in development for epilepsy, autism, glioblastoma, and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, including statements regarding financial performance, the timing of clinical trials, the timing and outcomes of regulatory or intellectual property decisions, the relevance of GW products commercially available and in development, the clinical benefits of EPIDIOLEX (cannabidiol) oral solution and the safety profile and commercial potential of EPIDIOLEX. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion and uncertainties related to the regulatory process, and the acceptance of Sativex, EPIDIOLEX and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including the most recent Form 20-F filed on 4 December 2017. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

U.S. Media Enquiries: Sam Brown Inc. Healthcare Communications
Christy Curran Mike Beyer	615 414 8668 312 961 2502

EU Media Enquiries: FTI Consulting
Ben Atwell Simon Conway	+44 (0) 3727 1000